UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.  )*
Under the Securities Exchange Act of 1934

Expensify, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

30219Q106
(CUSIP Number)

November 15, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30219Q106	SCHEDULE 13G	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
David Martirano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,144,840

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
7,144,840

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,144,840

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 30219Q106	SCHEDULE 13G	Page 3 of 5 Pages
Item 1.

(a)	Name of Issuer:

Expensify, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

401 SW 5th Avenue
Portland, Oregon 97209

Item 2.

(a)	Names of Persons Filing:

David Martirano (the “Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence:

50 Milk Street, 16th Floor
Boston, MA 02109

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”)

(e)	CUSIP Number:

30219Q106

Item 3.

Not Applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover page of this Schedule 13G are incorporated herein by reference. The ownership information below represents the Reporting Person’s beneficial ownership of Class A Common Stock as of the date hereof, based upon  68,027,354 shares of Class A Common Stock outstanding as of March 25, 2022, as reported in the Issuer’s annual report on Form 10-K for the year ended December 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2022.

As of the date hereof, the Reporting Person beneficially owned 7,144,840 shares of Class A Common Stock, consisting of the following:

1.	230,140 shares were directly owned by PJC-DV II LLC (“DV II”). The Reporting Person is the manager of DV II, and in such capacity may be deemed to beneficially own such shares.

2.
255,270 shares were directly owned by Point Judith Venture Fund III, L.P. (“Fund III”). Point Judith Capital Partners III LLC (“Partners III”) is the general partner of Fund III. The Reporting Person is the manager of Partners III, and in such capacity may be deemed to beneficially own such shares.

CUSIP No. 30219Q106	SCHEDULE 13G	Page 4 of 5 Pages
3.
3,281,880 shares were directly owned by Point Judith Venture Fund III (QP), L.P. (“Fund III (QP)”). Partners III is the general partner of Fund III (QP). The Reporting Person is the manager of Partners III, and in such capacity may be deemed to beneficially own such shares.

4.
2,345,190 shares were directly owned by PJC-DV LLC (“DV”). DMM SPV Management LLC (“DMM”) is the manager of DV. The Reporting Person is the manager of DMM, and in such capacity may be deemed to beneficially own such shares.

5.
922,000 shares were directly owned by Point Judith Venture Fund IV, L.P. (“Fund IV”). Point Judith Capital Partners IV LLC (“Partners IV”) is the general partner of Fund IV. The Reporting Person is the manager of Partners IV, and in such capacity may be deemed to beneficially own such shares.

6.	110,360 shares were directly owned by MKC Holdings Group LLC (“MKC”). The Reporting Person is the manager of MKC, and in such capacity may be deemed to beneficially own such shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 30219Q106	SCHEDULE 13G	Page 5 of 5 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2022

/s/ David Martirano
David Martirano